UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 6, 2021

OAKTREE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38986	98-1482650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA		90071
(Address of principal executive offices)		(Zip Code)

(213) 830-6300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	OAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	OAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	OAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure.

On January 6, 2021, Oaktree Acquisition Corp. (“OAC”) issued a press release reminding its shareholders to vote in favor of OAC’s proposed business combination with Hims, Inc. (“Hims”) and the related proposals to be voted upon at OAC’s special meeting of shareholders scheduled to be held on January 19, 2021 at 9:00 a.m. Eastern Time as described in OAC’s definitive proxy statement/prospectus dated December 29, 2020. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of OAC under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Additional Information

OAC has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus. OAC has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of OAC are advised to read the definitive proxy statement/prospectus in connection with OAC’s solicitation of proxies for the General Meeting of shareholders, at which the Business Combination (and related matters) will be considered and voted upon, because the definitive proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus was mailed to shareholders of OAC that hold their shares in “street name” as of December 4, 2020; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, on the SEC website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OAC and its directors and executive officers may be deemed participants in the solicitation of proxies from OAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OAC is contained in the definitive proxy statement, which was filed with the SEC and available free of charge at the SEC’s website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Hims and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the definitive proxy statement for the Business Combination.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or OAC’s or Hims’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of Hims are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OAC and its management, and Hims and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time), by and among OAC, Rx Merger Sub, Inc. and Hims; (2) the outcome of any legal proceedings that may be instituted against OAC, Hims, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OAC or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Hims as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Hims or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of Hims; (12) the Hims business is subject to significant governmental regulation; (13) the Hims business may not successfully expand into other markets, including womens’ health and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and which are set forth in the Registration Statement on Form S-4 filed by OAC with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OAC nor Hims undertakes any duty to update these forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 6, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE ACQUISITION CORP.

Dated: January 6, 2021	By:	/s/ Patrick McCaney
		Name:	Patrick McCaney
		Title:	Chief Executive Officer

Exhibit 99.1

Oaktree Acquisition Corp. Reminds Shareholders to Vote in Favor of the Business Combination with Hims & Hers

Los Angeles — January 6, 2021 — Oaktree Acquisition Corp. (NYSE: OAC.U, OAC, OAC WS) (“the Company”), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P. (“Oaktree”), reminds its shareholders to vote in favor of the approval of the Company’s proposed business combination with Hims, Inc. (“Hims & Hers”), a multi-specialty telehealth platform that connects consumers to licensed healthcare professionals, and the related proposals to be voted upon at the Company’s special meeting of shareholders scheduled to be held on January 19, 2021 at 9:00 a.m. Eastern Time (the “Special Meeting”) as described in the Company’s proxy statement/prospectus dated December 29, 2020 (the “Proxy Statement”).

All shareholders of record of the Company’s ordinary shares as of the close of business on December 4, 2020 are entitled to vote their shares in person or by proxy at the Special Meeting. In connection with the proposed transaction, the Company filed the Proxy Statement with the SEC on December 29, 2020, and the Proxy Statement and proxy card were mailed concurrently to the Company’s shareholders of record as of the close of business on December 4, 2020. If any of the shareholders of the Company have not received the Proxy Statement, such shareholder should confirm the proxy’s status with their broker, or contact Morrow Sodali, the Company’s proxy solicitor, for assistance with voting, toll-free at (877) 787-9239, or by emailing OAC.info@investor.morrowsodali.com.

Every shareholder’s vote is important, regardless of the number of shares the shareholder holds. Accordingly, the Company requests that each shareholder of record as of the close of business on December 4, 2020 complete, sign, date and return a proxy card, if it has not already done so, to ensure that the shareholder’s shares will be represented at the Special Meeting. Shareholders which hold shares in “street name,” meaning that their shares are held of record by a broker, bank or other nominee, should contact their broker, bank or nominee to ensure that their shares are voted.

About Oaktree Acquisition Corp.

The Oaktree Acquisition Corp. franchise was formed to partner with high-quality, growing companies to facilitate their successful entry to the public markets. By leveraging the deep capabilities and experience of its sponsor, an affiliate of Oaktree, a leader among global investment managers specializing in alternative investments, with approximately $140 billion in assets under management as of September 30, 2020, Oaktree Acquisition Corp. seeks to provide best-in-class resources and execution, coupled with a focus on long-term partnership and shareholder value creation. For more information about Oaktree Acquisition Corp. or Oaktree Acquisition Corp. II, please visit oaktreeacquisitioncorp.com.

About Hims & Hers

Hims & Hers is a multi-specialty telehealth platform that connects consumers to licensed healthcare professionals, enabling them to access high-quality medical care for numerous conditions related to primary care, mental health, sexual health, dermatology, and more. Launched in November 2017, the company also offers thoughtfully created and curated health and wellness products. With products and services available across all 50 states and Washington, D.C., Hims & Hers is able to provide all Americans access to quality, convenient and affordable care. Hims & Hers was founded by CEO Andrew Dudum, Hilary Coles, Jack Abraham and Joe Spector at venture studio Atomic in San Francisco, California. For more information about Hims & Hers, please visit forhims.com and forhers.com.

Additional Information about the Transaction and Where to Find It

Oaktree Acquisition Corp. filed the Proxy Statement with the SEC on December 29, 2020, which was mailed to its shareholders of record as of the close of business on December 4, 2020 shortly thereafter. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Oaktree Acquisition Corp.’s shareholders and other interested persons are advised to read the Proxy

Statement and other documents filed in connection with the proposed business combination, as these materials contain important information about Oaktree Acquisition Corp., Hims & Hers and the proposed business combination. Shareholders of Oaktree Acquisition Corp. are also able to obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in Solicitation

Oaktree Acquisition Corp. and its directors and executive officers may be deemed participants in the solicitation of proxies from Oaktree Acquisition Corp.’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Oaktree Acquisition Corp. is contained in Oaktree Acquisition Corp.’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC, and in the Proxy Statement for the proposed business combination, which are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Hims & Hers and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Oaktree Acquisition Corp. in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Proxy Statement for the proposed business combination.

Forward Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Oaktree Acquisition Corp.’s or Hims & Hers’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of Hims & Hers are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Oaktree Acquisition Corp. and its management, and Hims & Hers and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Oaktree Acquisition Corp., Hims & Hers, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Oaktree Acquisition Corp. or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Hims & Hers as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Hims & Hers or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of Hims & Hers; (12) the Hims & Hers business is subject to significant governmental regulation; (13) the Hims & Hers business may not successfully expand into other markets, including womens’ health; and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Oaktree Acquisition Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and which are set forth in Proxy Statement filed by Oaktree Acquisition Corp. with the SEC in connection with the proposed business combination. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Oaktree Acquisition Corp. nor Hims & Hers undertakes any duty to update these forward-looking statements.

Contacts:

Investor Relations

Oaktree Acquisition Corp.

infoOAC1@oaktreeacquisitioncorp.com

Hims & Hers

Bob East or Jordan Kohnstam

Westwicke, an ICR company

HIMSIR@westwicke.com

(443) 213-0500

Media Relations

Oaktree Acquisition Corp.

mediainquiries@oaktreecapital.com

Hims & Hers

Press@forhims.com

Sean Leous

Westwicke, an ICR company

HIMSPR@westwicke.com

(646) 866-4012